1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 8, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The following sets out the information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange, for your reference only.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
8 September 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: lin2015-052

ALUMINUM CORPORATION OF CHINA LIMITED

SUPPLEMENTARY ANNOUNCEMENT ON THE CONCLUSION OF THE FINANCE LEASE COOPERATION FRAMEWORK AGREEMENT

The board of directors of the Company and all its members warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept several and joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

The Resolution in Relation to the Proposed Conclusion of the Finance Lease Cooperation Framework Agreement between the Company and Chinalco Finance Lease Co., Ltd. was considered and approved at the 21st meeting of the fifth session of the board of directors of the Company, pursuant to which it is agreed that during the term of the agreement, the balance of the financing amount of the Company with Chinalco Finance Lease Co., Ltd. ("Chinalco Lease") shall not exceed RMB1.5 billion and the scope of assets under the finance lease includes production equipment of alumina and electrolytic aluminum and other assets. The Company and Chinalco Lease entered into the Finance Lease Cooperation Framework Agreement (the "Framework Agreement") after negotiation and adjusted the financing amount downwards. The Company hereby makes supplementary announcement on the adjustment of the financing amount under the Framework Agreement as follows:

 The Company and Chinalco Lease entered into the Framework Agreement and adjusted the financing amount thereunder, i.e. adjusting the balance of the financing amount of not more than RMB1.5 billion to not more than RMB1.4 billion. Investors are advised to pay attention that other than the aforementioned adjustment on the financing amount, other contents in the Announcement on the Conclusion of Finance Lease Cooperation Framework Agreement (Announcement No. lin 2015-050) remain unchanged.

Announcement is hereby given.

The board of directors of
Aluminum Corporation of China Limited*
8 September 2015

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary